Exhibit 17.1 From: Sent: To: Subject: Jim Tyree Thursday, March 28, 2024 6:44 AM Heather Mason; Heather Mason; Jeff Vacirca; pete Schlessinger; Sravan Emany [EXTERNAL] My decision yesterday Peter, for the record I want to clearly state my decision taken at th e end of our informal Board meeting. That decision is stated in the proceeding paragraph. Notwithstanding the Board's previous request that I stand for re-election at the upcoming Annual Meeting, I have decided not to comply with the request. My decision was taken after a non consensus conclusion was reached at the end of yesterday's informal Board meeting. Also for the record please note, I do not concur with the conclusion reached. I will perform all requirements a standing director until stepping dow later this year. I wish the Company much success after my separation from the Board